SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87 N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON SEPTEMBER, 22, 2009

Place, time and date: September 22, 2009, at 4:00 pm, at Praça Comte. Linneu Gomes, S/N, Portaria 3 — Prédio 07 - in the Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, SP. Attendance: Present all the members of the Board of Directors. Calling: Not required, due to the attendance of all the members of the Board of Directors. Presiding Board: The meeting was chaired by Mr. Constantino de Oliveira Junior, who invited me, Leonardo Porciúncula Gomes Pereira, to act as secretary. Agenda: To resolve on: (a) the increase of the capital stock of the Company within the limit of the authorized capital of the Company, under terms of the Company´s by-laws, through a primary and secondary public offering of common and preferred shares, (b) ratification of the form of the issuance of shares to be issued; (c) ratification of the exclusion of preemptive right of the Company’ shareholders in connection with the new shares issuance; (d) the rights to be granted by the holders of the shares to be issued. Resolutions: The members of the Board of Directors decided unanimously the following matters: (a) to approve the increase of capital within the limit of the authorized capital of the Company through a public issuance of seventeen million two hundred seventy five thousand (17.275.000) common shares and seventeen million two hundred seventy five thousand (17.275.000) preferred shares, all nominative and with no face value (the “Base Offering Shares”). The amount of shares mentioned above shall be increased, by mutual agreement of both Brazilian and International Offering Coordinators, to include an additional lot of preferred shares, including preferred shares in form of ADSs, equivalent to up to twenty percent (20%) of the initially issued shares in the context of the Primary Offering, in the same conditions and price initially issued, under the provisions of article 14, paragraph 2, of CVM Instruction no.400, including Preferred Shares in form of ADSs (the “Additional Shares”). As a result, the members of the Board of Directors also resolved to approve that the issue price of the Base Offering Shares and Additional Shares shall be fixed by the Board of Directors of the Company on a meeting to be called up for this purpose, before the Public Offering registry is granted by CVM, but after the roadshow and the conclusion of procedure of collecting investment intentions to be conducted by the Brazilian Offering Coordinators in Brazil and by International Offering Coordinators abroad, which shall indicate the price institutional investors will intent to issue their purchase orders in the scope of Global Offering, in accordance with articles 23, paragraph 1, and 44 of CVM Instruction no. 400;

2

(b) ratify the form of the issuance of shares contemplated by the increase of the capital stock through Public Offering in Brazil (“Brazilian Offering”) and abroad (“International Offering”), in form of ADSs (American Depositary Shares) (being both Brazilian and International Offerings together referred to as “Global Offering”). The Brazilian Offering will be conducted in a non-organized over-the-counter market, pursuant to the provisions of CVM Instruction no. 400, of December 29, 2003 (“CVM Instruction no. 400”), according to the procedures described on Public Announcement (Aviso ao Mercado) to be published by the Company in connection with the Brazilian Offering, as well as in the preliminary prospectus and other documents related to the offering, according to sections 33, §3º and 24 of CVM Instruction 400, and submitted to CVM. The International Offering shall be registered under the United States Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission (SEC); (c) ratify the exclusion of the preemptive rights available to the current shareholders in the subscription of the new shares, pursuant to Section 172 of Law No. 6.404, dated as of December 15, 1976, as amended, and under the terms of the Company’s ByLaws; (d) approve the granting to the common and preferred shares contemplated by this capital increase, as from the date of issuance, of the same rights conferred to the current common and preferred shares by the Company’s By-Laws and applicable Law, including dividend distributions and voting rights, for the holders of common shares, and for the holders of preferred shares the receipt of full dividends and other proceeds of any nature, which may be distributed and/or conferred by the Company to its shareholders, as from the date of its issuance. Adjournment of the Meeting and Drawing-up of the Minutes: After opening the floor to anyone who might intend to make use of it, and after no attendee did so, the meeting was adjourned for the time necessary to draw up these minutes. After reopening the meeting, the minutes were read and checked by those attending the meeting and signed the document. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, September 22, 2009.

Constantino de Oliveira Junior	Leonardo Porciúncula Gomes Pereira
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.